GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Com[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, January 13, 200_

Gambro AB

<u>Rule 12g3-2(b) File No. 82-34731</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

<u>Encl.</u>:
Press releases:
December 30, 2004 – Changed accounting principles, effects on Gambro
December 30, 2004 – Changes in accounting principles for Gambro effective 1 January, 2005

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

INFORMATION
December 30, 2004

Changed accounting principles; effects on Gambro

From 1 January 2005 Gambro will apply the International Financial Reporting Standards (IFRS) approved by the EU. The accounting of goodwill, stock option programs and financial instruments are the areas in which there are significant differences between current reporting and IFRS for Gambro. The following describe and quantify the areas which are deemed to have the most significant effects on Gambro's financial position and results.

All of the information presented herein is preliminary and may be changed as the new standards continue to be studied and reviewed. Changes in results for the entire year are indicative and are based on assumptions regarding exchange rates, share prices and income for the fourth quarter 2004. Such information shall not be regarded as a forecast; instead they illustrate the adjustments that will possibly be presented in the recalculated results for the year 2004. This information has not been examined by the company's auditors.

Goodwill and intangible fixed assets

According to IFRS, goodwill is not to be amortized, instead, an impairment test is to be executed on an annual basis. Gambro executed impairment tests as at 1 January 2004 and also during the autumn of 2004. According to these tests, there are no write-down requirements. Gambro has made the assessment that under IFRS the amortization amount for the year 2004 would have been almost MSEK 800 less, with a negative deferred tax expense of approximately MSEK 100, compared to the amount reported under current accounting methods.

Of the total amount of goodwill at 1 January 2004, an amount of MSEK 250 will be reclassified as intangible fixed assets, of which MSEK 50 refers to the difference in amortization periods between the acquisition dates and up to 1 January 2004. These amortizations are reported directly against equity without consideration of tax effects.

Long-term incentive programs

The costs for the hedging of Gambro's long-term incentive program will be expensed from 2005 as a personnel cost, instead, as previously, as a financial cost. Gambro's costs for the entire year 2004 are estimated to amount to MSEK 33. As at 1 January 2004, just under MSEK 150 will be reported directly against equity as a provision for Stock Appreciation Rights and stock option programs. Due to the rising share price in 2004, the amount of the expenses for the stock option programs in the restated income statement will be approximately MSEK 200 greater than the reported amount (based on a share price of SEK 85). Should the hedging instruments be reported in the recalculated income statement, the amount of income from the hedging instruments would be greater than the costs of the programs as Gambro has entered into call option agreements and equity swap agreements in order to hedge the value of the programs. These hedging instruments are reported according to IAS 39 regulations which, however, will be first applied in 2005.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

INFORMATION
December 30, 2004

Summary of major preliminary balance sheet adjustments as at 1 January 2004 and estimated income affects in 2004

Balance sheet adjustments, 1 January 2004	
Goodwill	-250
Intangible fixed assets	+200
Tangible fixed assets	+100
Provisions for share-based payments	+150
Financial leasing liabilities	+100
Shareholders' equity	-200
Increase in net debt	+100
Changes in income for the year 2004	
Share-based payments	-233
Earnings before interest, taxes, depreciation and amortization (EBITDA)	-233
Amortization	+800
Earnings before interest and taxes (EBIT)	+567
Financial net	+33
Earnings before taxes (EBT)	+600
Deferred tax	-100
Net income	+500

Slightly more than MSEK 700 of the adjustments for amortization and almost all of the tax adjustments refer to Gambro Healthcare US. Approximately 40% of share-based payments are related to employees within Gambro Healthcare US.

GAMBRO®

INFORMATION
December 30, 2004

Changes in accounting principles for Gambro effective 1 January 2005

Up to and including financial year 2004, Gambro will be applying the Swedish Annual Accounts Act and the recommendations and statements issued by the Swedish Financial Accounting Standards Council. Beginning financial year 2005 the company will apply International Financial Reporting Standards (IFRS), supported by additional disclosure requirements in the Swedish Annual Accounts Act, in its interim reports and annual financial statements.

The recommendations of the Swedish Financial Accounting Standards Council have been successively adapted to IFRS. However, there remain a relatively large number of differences between the Council's recommendations and IFRS due to the exemptions in the Swedish Financial Accounting Standards Council's recommendations and the IASB's review of 15 standards in December 2003.

Details were provided in Gambro's 2003 annual report, describing those areas in which there are large differences between the current accounting practices and IFRS, in spite of the fact that various IFRS rules to be applied from 2005 were not completely available in their final, definitive form. Accounting for financial instruments, goodwill and share based payments are areas in which large differences have been identified, and the preliminary assessment remains.

Gambro presents below the most significant differences in the accounting principles and their preliminary effects on the Gambro Group's IFRS opening balance sheet as at 1 January 2004, and income statement based on IFRS instead of generally accepted accounting principles in Sweden.

All of the information presented below is preliminary and may be changed as the new standards continue to be studied and reviewed. Changes in results for the entire year are indicative and are based on assumptions regarding exchange rates, share prices and income for the fourth quarter 2004. Such information shall not be regarded as a forecast; instead they illustrate the adjustments that will possibly be presented in the recalculated results for the entire year. This information has not been examined by the company's auditors.

The new regulations

IFRS is comprised of some thirty standards and interpretations. The older standards are referred to as IAS (International Accounting Standards) and SIC (Standard Interpretation Committee) the more recent IFRS and IFRIC (International Financial Reporting Interpretation Committee). The more recent IFRS partly replace existing IAS and party address accounting issues for which there is no guidance in IAS.

Gambro will implement all of the standards on a retroactive basis from 1 January 2004, with the exception of IAS 39 Financial Instruments: Recognition and Measurement and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations which will be implemented on 1 January 2005.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

This standard contains transition regulations for the application of IFRS. The major rule is that IFRS standards that have come into force and been approved by the EU as per 31 December 2005 shall be applied with retroactive effect.

IASB (International Accounting Standards Board), which issues the IFRS, have made a statement confirming that they do not intend to issue any new standards requiring application during 2004 or 2005. This implies that the standards that have now been issued will be applicable during 2005 in their present form. However, IASB has the possibility to issue new or edit existing standards, but, in such a case, with no obligatory application during 2004 or 2005. Application at an earlier date is, however, permitted. Statements from IFRIC were issued in 2004 and will be issued in 2004 and 2005. It cannot be exclude that these statements may imply a change of accounting principles in one or more cases.

However, IFRS 1 provides eleven specific cases in which companies have the possibility exemption from complete retroactive application, as the IASB has deemed that the benefit of a retroactive application for these specific cases is not equivalent to the cost of such application Gambro intends to utilize the following exemptions as described below:

1. Business combinations:
   Gambro will apply exemption implying that IFRS 3, Business Combinations, does not need to be applied on acquisitions made prior to 1 January 2004. Items classified as goodwill but which meet the requirements for being reported as intangible assets, according to IAS 38, shall, however, be reclassified, as at date of acquisition, and shall be amortized in accordance with amortization regulations for intangible fixed assets with determined useful lives. A total of MSEK 250 of Gambro's goodwill as at 1 January 2004 would be reclassified as intangible fixed assets, of which MSEK 50 comprises the differences between the amount of amortization of intangible fixed assets and the amortization of goodwill according to the current accounting principles from the acquisition date up to 1 January 2004. This amortization is reported directly against equity with no tax effects. In accordance with the transitional regulations, the goodwill has been tested for impairment as per both 1 January 2004 and in autumn 2004. For further information, refer to the information provided on IFRS 3 below

2. Employee benefits:
   Gambro will utilize the possibility of reporting all actuarial gains and losses in the balance sheet as at 1 January 2004. This accounting method is in accordance with the current accounting practice. Actuarial gains and losses arising as from 1 January 2004, which are greater than 10% of the defined benefit obligation or 10% of plan assets (if these assets are greater), will be expensed over the estimated average remaining period of service.

3. Cumulative translation differences:
   According to IAS 21 The Effects of Changes in Foreign Exchange Rates, certain translation differences are to be classified as a separate component in equity and consideration is to be given to these translation differences in the income statement in conjunction with a sale of foreign operations. The company will apply this exemption implying that the cumulative translation differences are reported zero as at 1 January 2004. The company began to disclose translation differences as from 1 January 1999. These translation differences are reported in the IFRS opening balance sheet under restricted equity and non-restricted equity, respectively.

4. Comparative figures for financial instruments:
   Gambro will utilize the possibility of not recalculating the comparative figures for 2004 referring to financial instruments.

5. Designation of previously recognized financial instruments:
   Gambro may utilize the possibility of classifying, from 1 January 2005, certain financial assets at fair value, which will be reported in the income statement.

IFRS 2 Share-based payments

Gambro's current accounting principles for share-based payments (stock options and share programs to higher management) and the hedging of these implies, stated briefly, that the financial costs for the hedging of the programs are expensed in the financial net. The value of the granting of shares in the share program, including social security contributions, is expensed on a straight-line basis during the waiting and vesting periods, whilst stock options and Stock Appreciation Rights (SAR) are not expensed as they are hedged. Any possible unrealised losses in the hedging program are reported as a provision, directly against equity.

IFRS 2 stipulates that share-based payments shall be classified as cash settled or equity settled. If the employee has the right to a cash settlement or the possibility of demanding a cash settlement or reason to expect a cash settlement based on practice established by the company in the context of settlement, the program is classified as cash settled. Gambro's Stock Appreciation Rights and stock option program are classified as cash settled and the share programs are classified as equity settled.

As regards the programs which are cash settled, the market value including social security contributions arising during the vesting period will be allocated during the vesting period. Such allocation is based on a market valuation of the assumptions in conjunction with the end of each accounting period. From the end of the vesting period to exercise or maturity, the market values of these programs will be established in conjunction with each book closing. Changes in market values including social security contributions will be expensed/taken up as income as personnel costs and balanced as a provision.

The programs that are classified as equity settled will be expensed as personnel costs (excluding social security contributions) on a straight-line basis during the waiting and vesting period and will be reported directly against equity. Social security contributions referring to these programs will be expensed according to the method applied in the cash settled program.

Changes in values in the equity swap agreements and the call options which the company has entered into and purchased in order to hedge the programs do not fulfil the requirements for hedge accounting and, therefore, will be reported according to IAS 39, as follows:

- The call options are market valued at each book-closing and changes in the market value will be expensed/taken up as income as personnel costs and balanced as accrued income.
- To the degree that the equity swap agreements has been entered into to hedge the delivery of the shares in the share program, the equity swaps will be reported directly against equity and as liability. The items will not be re-measured during closing.
- The market value of other equity swap agreements entered into in order to hedge the personnel option programs will be established at each book closing and any change in market value will be expensed/taken up as income as personnel costs and balanced as a provision/accrued income.

Expenses for the hedging of the programs will, from 2005, be expensed as personnel costs instead of, as previously, as financial expenses. Gambro's expenses for the entire year 2004 are deemed to amount to MSEK 33.

As at 1 January 2004, just under MSEK 150 will be reported as a provision for SAR and stock option programs. The adjustment will be reported directly against equity. The share programs are valued at MSEK 10, of which MSEK 9 is reported directly against equity and MSEK 1 is reported as a provision for social security contributions. According to the previous accounting principles, MSEK 13 was reported as a provision for the share programs. SAR and the stock option programs were not reported in the balance sheet as they are hedge accounted, in accordance with current accounting principles, with equity swap agreements and call options as hedging instruments.

Due to the rising share price in 2004, the amount of the expenses for the stock option programs in the restated income statement will be approximately MSEK 200 greater than the reported amount, based on a share price of SEK 85. Should the hedging instruments be reported in the recalculated income statement, the amount of income from the hedging instruments would be greater than the costs of the programs as Gambro has entered into call option agreements and equity swap agreements in order to hedge the value of the stock options/SAR and the share programs. These hedging instruments are reported according to IAS 39 regulations which, however, will be first applied in 2005.

IAS 17 Leases
Gambro has financial leasing agreements that were entered into prior to 1 January 1997 which, with reference to the transition regulations in the Swedish Financial Accounting Standards Council's recommendation RR6:99 Leasing Agreements, have been reported as operational leasing agreements. It is not possible to report these agreements as operational leasing agreements according to IAS 17. Reclassification implies that rental charges will decrease by MSEK 10 and, depreciation and interest expenses will increase by MSEK 7 and MSEK 3. In the balance sheet tangible fixed assets and financial leasing liabilities in the IFRS opening balance sheet will increase by MSEK 100.

IAS 7 Cash Flow Statements
Gambro currently classifies cash and bank balances and short-term investments with a maturity period of up to twelve months as liquid funds. According to IAS 7, only assets with a maturity period of up to three months are to be included in liquid funds. Consequently, as at 1 January 2004, an amount of MSEK 50 will be reclassified from liquid funds in cash flow to the short-term, interest-bearing investments. Changes in other short-term, interest-bearing investments will be reported within the financing operations under cash flow. This reclassification has no affect on net debt.

IAS 39 Financial Instruments

Currency hedging
Gambro has applied hedge accounting for the hedging of forecasted foreign currency flows. The hedged cash flows have primarily been internal flows, which are not possible to apply hedge accounting according to IAS 39. All of the hedging measures will, therefore, be market valued and reported in the income statement. If the hedging refers to a working capital item, then the market value including the forward premium/discount will be reported as operating expense/income. If the hedging refers to a financial item, the market value, including the forward premium/discount will be reported under financial net.

Classification of "Loans and receivables"
Operating receivables will be classified as "Loans and receivables" which will be valued on the basis of amortized cost values. Cash and bank balances and investments of surplus liquidity in the money markets will also be classified as "loans and receivables" and valued at amortized cost values.

Classification of "Financial assets at fair values which are reported in the income statement"
Included in this group are all of the Gambro Group's derivative contracts with a positive fair value, with exceptions for equity swap agreements entered into in order to hedge delivery of shares in the share programs (see IFRS 2, fifth paragraph, second point). Value changes in the fair value will be reported in income on an on-going basis. A revaluation of derivatives which are held in order to hedge an operational item are reported in operating income and derivatives which are held in order to hedge financial items are reported in financial net. For further information refer to the section Currency hedging, IFRS 2 Share-based payments and Financial liabilities at fair value which are reported in the income statement.

Classification of "Available-for-Sale financial assets"
Gambro's holding of shares and participations which are not reported as subsidiaries, associated companies or as joint ventures are reported in this category of receivable. These assets are valued at fair value but a revaluation is reported directly against equity. Write-downs are, however, made when there is objective evidence that there is a need for such write-down. When the assets are sold the amounts are reported under income, including any previously revalued amounts reported directly against equity.

Classification of "Financial liabilities at fair value which are reported in the income statement"
Included in this group are all of the Gambro Group's derivative contracts with negative fair vales with exceptions for equity swap agreements entered into in order to hedge delivery of shares in the share programs (see IFRS 2, fifth paragraph, second point). The treatment here is identical with the treatment of "Financial assets at fair values which are reported in the income statement".

Other financial liabilities
This category includes loan liabilities and operating liabilities. Liabilities in this category are valued at amortized cost value.

Embedded derivatives
Gambro has identified a number of embedded derivatives. Almost all of the embedded derivatives are to be considered as "closely related to the host contract" and do not result, therefore in any separate reporting. A very small number of contracts are being currently evaluated in order to determine if they are to be reported separately in the income statements and balance sheets. The potential effects of these contracts on the Groups result are deemed to be insignificant.

Interest calculation method
According to IAS 39, interest shall be allocated according to the effective rate method, instead of allocating on a straight-line basis during the tenor of the contract. This will have a very marginal effect on the Group's income. During the tenor of a given loan, the total interest expense will be equally as large, regardless of the interest amount being allocated on a straight-line basis or according to the effective interest method.

Preparations for application of IAS 39 and transition effects
The introduction of IAS 39 results in changed requirements on documentation, routines and methods to report financial instruments. Gambro will implement these changed requirements during the fourth quarter of 2004. In conjunction with this, certain financial instruments will be terminated/early exercised in order to adjust the operations to the new requirements. This will probably imply that unrealized interest rate gains will be realized during the fourth quarter. All derivative financial instruments that are outstanding as at 1 January 2005 will be valued at fair value. This applies to financial instruments which, according to the previous accounting principles, were reported in the balance sheet and to those instruments which have not been reported in the balance sheet. Examples of financial instruments which will be revalued as at 1 January 2005 are derivatives which were previously classified as " intended to be hold to maturity" which were reported at amortized cost value. The unrealized and non-reported interest rate differences will be reported directly against equity. Furthermore, fair value of the hedging measures not reported in the balance sheet will be reported as at 1 January 2005. Certain loans, investments and derivatives which have been held for trading purposes are valued collectively on the basis of the lowest of market value and amortized cost value, unrealized interest rate losses will be reported as non-interest bearing accrued expenses. If the market value is lower than the amortized cost value as at 1 January 2005, the accrued expense will be reported directly against equity. Some of these adjustments will affect the net debt.

Expected future effects on the income statement and balance sheet

According to current valuation principles, certain derivative contracts are not revalued (for example in conjunction with hedging of future, forecasted foreign currency flows and derivatives intended to be held to maturity in order to fix interest rates). As all of the derivative contracts will, in the future, be reported at market value on an on-going basis, the volatility of the results will increase between reporting periods. The accumulated result of a hedging measure during the period of the hedge will, however, be unchanged. This also applies to derivatives which are used to fix interest rates. Early exercise of certain financial instruments during the fourth quarter of 2004 will indirectly affect the results for 2005, as will the revaluation of some of the derivative contracts as at 1 January 2005. These effects will be reported

Summary of major preliminary balance sheet adjustments as at 1 January 2004 and estimated income effects in 2004

Balance sheet adjustments, 1 January 2004	
Goodwill	-250
Intangible fixed assets	+200
Tangible fixed assets	+100
Provisions for share-based payments	+150
Financial leasing liabilities	+100
Shareholders' equity	-200
Increase in net debt	+100
Changes in income for the year 2004	
Share-based payments	-233
Earnings before interest, taxes, depreciation and amortization (EBITDA)	-233
Amortization	+800
Earning before interest and taxes (EBIT)	+567
Financial net	+33
Earnings before taxes (EBT)	+600
Deferred tax	-100
Net income	+500

Slightly more than MSEK 700 of the adjustments for amortization and almost all of the tax adjustments refer to Gambro Healthcare US. Approximately 40% of share-based payments are related to employees within Gambro Healthcare US.

Provision for more information

Gambro plans in March 2005 to publish its quarterly results and balance sheets for 2004, as well as recalculated segment reporting according to IFRS. The transitional effects arising from the application of IAS 39 will also be reported.

For further information please contact:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Fredrik Larsson, VP, Corporate Accounting, tel. +46 8 613 65 90, +46 70 513 65 90